SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Juno Therapeutics, Inc.

(Name of Subject Company)

Juno Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48205A109

(CUSIP Number of Class of Securities)

Bernard J. Cassidy

General Counsel and Corporate Secretary

400 Dexter Avenue North, Suite 1200

Seattle, Washington 98109

(206) 582-1600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Kenton J. King

Graham Robinson

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301-1908

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 14D-9. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Juno Therapeutics, Inc., a Delaware corporation (“Juno”), with the Securities and Exchange Commission (the “SEC”) on February 2, 2018, relating to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares” and each, a “Share”), of Juno, other than any Celgene-Owned Shares and Company-Owned Shares, for a purchase price of $87.00 per Share in cash, without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

On February 20, 2018, Juno and the plaintiffs in the Actions, as defined below in Item 8 of this Schedule 14D-9 under the heading “—Legal Proceedings,” entered into a memorandum of understanding in which the plaintiffs agreed to dismiss their claims with prejudice, and to dismiss claims asserted on behalf of the putative class without prejudice, in return for Juno’s agreement to make the supplemental disclosures set forth herein. Juno believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk of the Actions delaying or adversely affecting the Transaction and to minimize the expense of defending the Actions, it has agreed, pursuant to the terms of the memorandum of understanding, to make certain supplemental disclosures related to the proposed Transaction, all of which are set forth below and should be read in conjunction with this Schedule 14D-9.

The memorandum of understanding will not affect the amount of the consideration that Juno’s stockholders are entitled to receive in the Transaction.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of this Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the paragraph under the heading “ —Arrangements with Celgene and Purchaser and their Affiliates—Amendments to Article 8 of the Collaboration Agreement and the Voting and Standstill Agreement” on page 4 of this Schedule 14D-9:

The Voting and Standstill Agreement otherwise provides that Celgene will be bound by certain “standstill” provisions which generally will prevent it from purchasing Shares or common stock equivalents, making a tender offer or encouraging or supporting a third party tender offer, calling a meeting of Juno’s stockholders, nominating a director whose nomination has not been approved by the Juno Board, soliciting proxies in opposition to the recommendation of the Juno Board, depositing Shares in a voting trust, assisting a third party in taking such actions, entering into discussions with a third party as to such actions, or requesting or proposing in writing to the Juno Board or any member thereof that Juno amend or waive any of these limitations.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by deleting the following strikethrough text and adding the following bolded and underlined text to the existing disclosure in the fourth sentence of the third paragraph under the heading “—Background of the Transaction” on page 18 of this Schedule 14D-9:

In light of the general acquisition climate and market speculation regarding Juno as a potential acquisition target, senior management and the Juno Board then asked representatives of Skadden to review elements of Juno’s standstill provision in the Voting and Standstill ~~agreement~~ Agreement with Celgene in view of the relevance of such provisions in the event that a third party or Celgene expressed interest in a potential strategic transaction with Juno.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the following sentences at the end of the first full paragraph on page 18 under the heading “ —Background of the Transaction” of this Schedule 14D-9:

Juno believed the market would favorably view Celgene’s determination to further invest in Juno at that same price as the public offering. Juno also considered the fact that Celgene would have the opportunity to bring its ownership stake back up to 9.76% following the filing of Juno’s next Annual Report on Form 10-K as a result of certain “top-up” rights given to Celgene under the 2015 SPA.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the sixth paragraph on page 25 of this Schedule 14D-9 under the heading “ —Background of the Transaction”:

On January 13, 2018, the compensation subcommittee of the Strategic Committee met to review and discuss employee retention matters. Representatives from Juno management were also present. Members of Juno management reviewed with the subcommittee the status of negotiations with Celgene on such broad-based employee retention matters. The subcommittee stressed the importance to Juno of stability in Juno’s employee base during the pendency of any potential transaction and the importance of the outcome of the negotiation with Celgene on employee retention matters to such stability. The subcommittee’s review was with respect to Juno’s broad employee base, and did not address any matters related to specific individuals of senior management.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the following bolded and underlined text to the existing disclosure in the seventh sentence of the last paragraph starting on page 27 of this Schedule 14D-9 under the heading “ —Background of the Transaction”:

The Juno Board also discussed how since the publication of an article about a potential transaction between Juno and Celgene in The Wall Street Journal, no other potential counterparty to a strategic transaction had contacted Juno or its representatives, and the Juno Board indicated its belief that if any party had an interest in acquiring Juno, the party would have already contacted Juno or its representatives. The Juno Board further discussed the potential advantages of conducting a market check, including the potential to obtain a higher value transaction and negotiate more favorable terms, as well as the potential disadvantages, including that it could result in Celgene withdrawing its proposal or delay the timing of, and thereby increase the execution risks of, a transaction with Celgene. Following discussion, the Juno Board decided against reaching out to any additional potential acquirors, concluding that the risks of conducting such a market check outweighed any potential advantages, particularly given the lack of interest to date by potential acquirors.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the following bolded and underlined text to the existing disclosure in the third full paragraph on page 28 of this Schedule 14D-9 under the heading “ —Background of the Transaction”:

In the evening on January 21, 2018, Juno, Celgene and Purchaser executed and delivered the Merger Agreement. Juno and Celgene also modified the Voting and Standstill Agreement to provide a customary “fall away” provision that would cause the standstill provisions described above under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Arrangements with Celgene and Purchaser and their Affiliates—Amendments to Article 8 of the Collaboration Agreement and the Voting and Standstill Agreement” to be suspended upon the occurrence of specified events, including the entry into a definitive acquisition agreement with a third party other than Celgene or a tender offer or exchange offer initiated by any person other than Celgene or its affiliates in which Juno recommends acceptance of such tender offer or exchange offer.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—November 2017 Projections—Risk-Adjusted Projections—Base Case—November 2017 Projections” on page 40 of this Schedule 14D-9:

Risk-Adjusted Projections – Base Case – November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$17	$244	$958	$1,822	$2,481	$3,032	$3,582	$4,081	$4,605	$5,065	$5,567	$6,060	$6,446	$6,791	$7,115	$7,442	$7,786	$8,147
Cost of Goods Sold	$—	$(63)	$(233)	$(412)	$(553)	$(664)	$(775)	$(736)	$(814)	$(878)	$(949)	$(1,016)	$(1,069)	$(1,116)	$(1,155)	$(1,193)	$(1,233)	$(1,275)
Total Gross Profit	$17	$181	$725	$1,410	$1,928	$2,368	$2,807	$3,345	$3,791	$4,187	$4,617	$5,044	$5,377	$5,675	$5,960	$6,249	$6,553	$6,872
% Margin	100%	74%	76%	77%	78%	78%	78%	82%	82%	83%	83%	83%	83%	84%	84%	84%	84%	84%
R&D – JCAR-17 & JCARH125	(152)	(168)	(152)	(166)	(35)	(21)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)
R&D – Pipeline	—	—	—	—	(177)	(219)	(42)	(112)	(70)	(70)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
SG&A	(207)	(316)	(416)	(473)	(492)	(516)	(541)	(567)	(589)	(612)	(636)	(661)	(687)	(715)	(743)	(773)	(803)	(835)
EBIT	$(342)	$(303)	$157	$771	$1,224	$1,612	$2,205	$2,647	$3,113	$3,485	$3,952	$4,353	$4,661	$4,932	$5,189	$5,447	$5,721	$6,008
Other Income (Expense)	(78)	(72)	(105)	(112)	(163)	(67)	(277)	(224)	(465)	(194)	78	350	621	893	1,165	1,436	1,708	1,980
Cash Taxes	—	—	—	—	(176)	(479)	(598)	(751)	(821)	(1,020)	(1,249)	(1,458)	(1,637)	(1,806)	(1,970)	(2,134)	(2,303)	(2,476)
Net Income Incl. NOL Adj.[1]	$(421)	$(375)	$52	$659	$885	$1,066	$1,330	$1,672	$1,827	$2,271	$2,781	$3,245	$3,645	$4,019	$4,384	$4,750	$5,126	$5,511
CAPEX	(35)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Changes in Net Working Capital	(2)	(23)	(72)	(93)	(78)	(74)	(97)	(134)	(161)	(125)	(138)	(131)	(91)	(69)	(49)	(45)	(47)	(50)
Portfolio Unlevered Free Cash Flows[2]	$(374)	$(380)	$(67)	$349	$642	$896	$1,339	$1,574	$1,883	$2,182	$2,487	$2,776	$3,023	$3,227	$3,419	$3,596	$3,776	$3,965
Platform Unlevered Free Cash Flows[3]	$(78)	$(72)	$(105)	$(112)	$(163)	$(67)	$(277)	$(224)	$(465)	$(194)	$54	$241	$429	$616	$804	$991	$1,179	$1,366
Tax Shield from EBT Negative Segments[4]	$5	$14	$126	$115	$174	$163	$171	$168	$228	$148	$92	$97	$102	$107	$112	$118	$124	$130
Tax Savings from NOLs[5]	$—	$—	$16	$204	$153	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Juno Board materials. Includes impact of Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate. Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis using a tax rate of 31%, which rate was directed by Juno management. Figures shown reflect November 7, 2017 Juno Board materials.
(5)	Tax savings from NOLs represents the cash flows associated with utilization of net operating losses, which was calculated by subtracting forecasted cash taxes paid from forecasted taxes pre-NOL utilization in the years in which there was taxable earnings until Juno fully utilized all forecasted NOLs in year 2022. Figures shown reflect November 7, 2017 Juno Board materials.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—November 2017 Projections—Risk-Adjusted Projections—Upside Case—November 2017 Projections” on page 41 of this Schedule 14D-9:

Risk-Adjusted Projections – Upside Case – November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$20	$357	$1,414	$2,674	$3,696	$4,812	$6,114	$7,594	$9,014	$9,927	$10,430	$10,880	$11,335	$11,813	$12,335	$12,885	$13,463	$14,071
Cost of Goods Sold	$—	$(97)	$(354)	$(618)	$(845)	$(1,084)	$(1,337)	$(1,366)	$(1,583)	$(1,718)	$(1,785)	$(1,841)	$(1,900)	$(1,961)	$(2,024)	$(2,090)	$(2,159)	$(2,231)
Total Gross Profit	$20	$260	$1,061	$2,056	$2,851	$3,727	$4,777	$6,228	$7,432	$8,209	$8,644	$9,038	$9,435	$9,852	$10,311	$10,794	$11,304	$11,840
% Margin	100%	73%	75%	77%	77%	77%	78%	82%	82%	83%	83%	83%	83%	83%	84%	84%	84%	84%
R&D – JCAR017 & JCARH125	(152)	(168)	(152)	(174)	(35)	(21)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)
R&D – Pipeline	—	—	—	(112)	(289)	(289)	—	—	—	—	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
SG&A	(207)	(316)	(416)	(473)	(492)	(516)	(541)	(567)	(589)	(612)	(636)	(661)	(687)	(715)	(743)	(773)	(803)	(835)
EBIT	$(339)	$(223)	$492	$1,296	$2,035	$2,901	$4,216	$5,641	$6,823	$7,578	$7,979	$8,348	$8,718	$9,109	$9,539	$9,993	$10,472	$10,975
Other Income (Expense)	(78)	(72)	(105)	(112)	(163)	(67)	(277)	(224)	(465)	(194)	78	350	621	893	1,165	1,436	1,708	1,980
Cash Taxes	—	—	—	(140)	(580)	(879)	(1,221)	(1,679)	(1,971)	(2,289)	(2,498)	(2,696)	(2,895)	(3,101)	(3,318)	(3,543)	(3,776)	(4,016)
Net Income Incl. NOL Adj.[1]	$(417)	$(295)	$387	$1,044	$1,292	$1,956	$2,718	$3,738	$4,387	$5,095	$5,559	$6,001	$6,444	$6,901	$7,386	$7,886	$8,404	$8,939
Capex	(35)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Change in Net Working Capital	(2)	(34)	(107)	(137)	(124)	(148)	(354)	(541)	(484)	(268)	(95)	(68)	(70)	(72)	(79)	(83)	(87)	(91)
Portfolio Unlevered Free Cash Flows[2]	$(372)	$(314)	$131	$647	$1,122	$1,690	$2,479	$3,251	$4,121	$4,863	$5,308	$5,595	$5,844	$6,106	$6,391	$6,695	$7,015	$7,352
Platform Unlevered Free Cash Flows[3]	$(78)	$(72)	$(105)	$(112)	$(163)	$(67)	$(277)	$(224)	$(465)	$(194)	$54	$241	$429	$616	$804	$991	$1,179	$1,366
Tax Shield from EBT Negative Segment[4]	$6	$16	$123	$135	$209	$184	$162	$149	$228	$148	$92	$97	$102	$107	$112	$118	$124	$130
Tax Savings from NOLs[5]	$—	$—	$120	$227	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Juno Board materials. Includes impact of Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate. Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis using a tax rate of 31%, which rate was directed by Juno management. Figures shown reflect November 7, 2017 Juno Board materials.
(5)	Tax savings from NOLs represents the cash flows associated with utilization of net ~~operation~~ operating losses, which was calculated by subtracting forecasted cash taxes paid from forecasted taxes pre-NOL utilization in the years in which there was taxable earnings until Juno fully utilized all forecasted NOLs in year 2021. Figures shown reflect November 7, 2017 Juno Board materials.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—November 2017 Projections—Risk-Adjusted Projections—Downside Case—November 2017 Projections” on page 42 of this Schedule 14D-9:

Risk-Adjusted Projections – Downside Case – November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$12	$86	$409	$875	$1,267	$1,580	$1,850	$2,064	$2,255	$2,425	$2,610	$2,798	$2,933	$3,080	$3,227	$3,379	$3,539	$3,706
Cost of Goods Sold	$—	$(16)	$(90)	$(186)	$(269)	$(333)	$(386)	$(359)	$(387)	$(410)	$(434)	$(458)	$(479)	$(498)	$(515)	$(532)	$(551)	$(569)
Total Gross Profit	$12	$70	$319	$689	$997	$1,247	$1,464	$1,705	$1,868	$2,015	$2,176	$2,341	$2,455	$2,582	$2,712	$2,847	$2,988	$3,137
% Margin	100%	81%	78%	79%	79%	79%	79%	83%	83%	83%	83%	84%	84%	84%	84%	84%	84%	85%

R&D – JCAR017 & JCARH125	(152)	(168)	(152)	(174)	(35)	(21)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)	(19)

R&D – Pipeline	—	—	—	—	(177)	(219)	(42)	(112)	(70)	(70)	—	—	—	—	—	—	—	—

SG&A	(207)	(316)	(416)	(473)	(492)	(516)	(541)	(567)	(589)	(612)	(636)	(661)	(687)	(715)	(743)	(773)	(803)	(835)

EBIT	$(347)	$(414)	$(249)	$41	$293	$491	$861	$1,007	$1,189	$1,313	$1,520	$1,660	$1,748	$1,848	$1,950	$2,055	$2,166	$2,282
Other Income (Expense)	(78)	(72)	(105)	(112)	(163)	(67)	(277)	(224)	(465)	(194)	78	350	621	893	1,165	1,436	1,708	1,980

Cash Taxes	—	—	—	—	—	—	—	(55)	(224)	(347)	(495)	(623)	(734)	(850)	(966)	(1,082)	(1,201)	(1,321)

Net Income Incl. NOL Adj.[1]	$(426)	$(486)	$(354)	$(70)	$130	$424	$584	$728	$499	$773	$1,103	$1,387	$1,635	$1,891	$2,149	$2,409	$2,673	$2,941
Capex	(35)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)

Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10

Change in Net Working Capital	(1)	(7)	(33)	(48)	(43)	(40)	(42)	(44)	(53)	(46)	(52)	(52)	(35)	(29)	(21)	(20)	(21)	(22)

Portfolio Unlevered Free Cash Flows [2]	$(377)	$(472)	$(315)	$(130)	$30	$157	$462	$518	$653	$762	$894	$996	$1,069	$1,139	$1,212	$1,280	$1,349	$1,422
Platform Unlevered Free Cash Flows[3]	$(78)	$(72)	$(105)	$(112)	$(163)	$(67)	$(277)	$(224)	$(465)	$(194)	$54	$241	$429	$616	$804	$991	$1,179	$1,366
Tax Shield from EBT Negative Segments[4]	$4	$11	$24	$113	$180	$163	$176	$183	$238	$148	$92	$97	$102	$107	$112	$118	$124	$130
Tax Savings from NOLs[5]	$—	$—	$—	$—	$40	$132	$181	$188	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Juno Board materials. Includes impact of Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate. Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect November 7, 2017 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis using a tax rate of 31%, which rate was directed by Juno management. Figures shown reflect November 7, 2017 Juno Board materials.
(5)	Tax savings from NOLs represents the cash flows associated with utilization of net ~~operation~~ operating losses, which was calculated by subtracting forecasted cash taxes paid from forecasted taxes pre-NOL utilization in the years in which there was taxable earnings until Juno fully utilized all forecasted NOLs in year 2025. Figures shown reflect November 7, 2017 Juno Board materials.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—November 2017 Projections—Non-Risk-Adjusted Projections—Base Case—November 2017 Projections” on page 42 of this Schedule 14D-9:

Non-Risk-Adjusted Projections – Base Case – November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$19	$274	$1,112	$2,268	$3,307	$4,373	$5,859	$8,382	$12,026	$15,008	$18,332	$21,478	$23,661	$25,327	$26,501	$27,590	$28,734	$29,936
Cost of Goods Sold	$—	$(70)	$(269)	$(512)	$(739)	$(958)	$(1,255)	$(1,502)	$(2,083)	$(2,526)	$(3,034)	$(3,494)	$(3,807)	$(4,048)	$(4,200)	$(4,338)	$(4,481)	$(4,631)
Total Gross Profit	$19	$204	$843	$1,755	$2,568	$3,416	$4,604	$6,880	$9,944	$12,482	$15,297	$17,984	$19,853	$21,279	$22,301	$23,252	$24,253	$25,305
% Margin	100%	74%	76%	77%	78%	78%	79%	82%	83%	83%	83%	84%	84%	84%	84%	84%	84%	85%

R&D – JCAR017 & JCARH125	(160)	(194)	(232)	(363)	(235)	(105)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)

R&D – Pipeline	—	—	—	—	(315)	(735)	(420)	(1,120)	(700)	(700)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)

SG&A	(212)	(350)	(491)	(584)	(606)	(679)	(752)	(827)	(857)	(888)	(920)	(954)	(988)	(1,025)	(1,062)	(1,101)	(1,142)	(1,184)

EBIT	$(353)	$(340)	$120	$808	$1,411	$1,898	$3,393	$4,895	$8,349	$10,857	$14,301	$16,954	$18,789	$20,178	$21,162	$22,074	$23,035	$24,045
Other Income (Expense)	(78)	(72)	(105)	(112)	(163)	(67)	(277)	(224)	(465)	(194)	78	350	621	893	1,165	1,436	1,708	1,980

Cash Taxes	—	—	—	—	(220)	(568)	(966)	(1,448)	(2,444)	(3,306)	(4,458)	(5,364)	(6,017)	(6,532)	(6,921)	(7,288)	(7,670)	(8,068)

Net Income Incl. NOL Adj.[1]	$(431)	$(412)	$15	$696	$1,029	$1,263	$2,150	$3,223	$5,440	$7,357	$9,922	$11,940	$13,393	$14,539	$15,405	$16,222	$17,072	$17,957
Capex	(35)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)

Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10

Change in Net Working Capital	(2)	(26)	(84)	(116)	(104)	(107)	(149)	(252)	(364)	(298)	(332)	(315)	(218)	(167)	(117)	(109)	(114)	(120)

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Juno Board materials. Includes impact of Tax Attributes.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—November 2017 Projections—Non-Risk-Adjusted Projections—Upside Case—November 2017 Projections” on page 43 of this Schedule 14D-9:

Non-Risk-Adjusted Projections – Upside Case – November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$25	$404	$1,650	$3,370	$5,040	$7,249	$12,898	$23,783	$35,447	$42,032	$44,372	$46,047	$47,766	$49,548	$51,483	$53,516	$55,651	$57,894
Cost of Goods Sold	$—	$(108)	$(410)	$(777)	$(1,157)	$(1,633)	$(2,628)	$(4,020)	$(5,853)	$(6,893)	$(7,241)	$(7,463)	$(7,695)	$(7,937)	$(8,189)	$(8,453)	$(8,728)	$(9,015)
Total Gross Profit	$25	$296	$1,240	$2,593	$3,884	$5,615	$10,270	$19,764	$29,595	$35,139	$37,131	$38,584	$40,071	$41,611	$43,294	$45,063	$46,924	$48,879
% Margin	100%	73%	75%	77%	77%	77%	80%	83%	83%	84%	84%	84%	84%	84%	84%	84%	84%	84%

R&D – JCAR017 & JCARH125	(160)	(194)	(232)	(451)	(235)	(105)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)

R&D – Pipeline	—	—	—	(1,120)	(1,435)	(1,435)	—	—	—	—	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)

SG&A	(212)	(350)	(491)	(584)	(606)	(679)	(752)	(827)	(857)	(888)	(920)	(954)	(988)	(1,025)	(1,062)	(1,101)	(1,142)	(1,184)

EBIT	$(347)	$(248)	$517	$438	$1,607	$3,397	$9,480	$18,899	$28,700	$34,213	$36,135	$37,554	$39,007	$40,510	$42,155	$43,885	$45,705	$47,619
Other Income (Expense)	(78)	(72)	(105)	(112)	(163)	(67)	(277)	(224)	(465)	(194)	78	350	621	893	1,165	1,436	1,708	1,980

Cash Taxes	—	—	—	—	(320)	(1,032)	(2,853)	(5,789)	(8,753)	(10,546)	(11,226)	(11,750)	(12,285)	(12,835)	(13,429)	(14,050)	(14,698)	(15,376)

Net Income Incl. NOL Adj.1	$(426)	$(319)	$412	$327	$1,125	$2,298	$6,350	$12,886	$19,482	$23,473	$24,987	$26,153	$27,343	$28,568	$29,891	$31,272	$32,715	$34,223
Capex	(35)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)

Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10

Change in Net Working Capital	(2)	(38)	(125)	(172)	(167)	(221)	(565)	(1,088)	(1,166)	(658)	(234)	(167)	(172)	(178)	(193)	(203)	(214)	(224)

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Juno Board materials. Includes impact of Tax Attributes.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—November 2017 Projections—Non-Risk-Adjusted Projections—Downside Case—November 2017 Projections” on page 43 of this Schedule 14D-9:

Non-Risk-Adjusted Projections – Downside Case – November 2017 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$13	$96	$482	$1,081	$1,639	$2,199	$2,807	$3,487	$4,389	$5,216	$6,165	$7,100	$7,729	$8,251	$8,638	$9,004	$9,389	$9,793
Cost of Goods Sold	$—	$(18)	$(107)	$(231)	$(351)	$(467)	$(587)	$(603)	$(745)	$(869)	$(1,004)	$(1,135)	$(1,230)	$(1,304)	$(1,353)	$(1,398)	$(1,445)	$(1,494)
Total Gross Profit	$13	$77	$376	$850	$1,288	$1,732	$2,219	$2,884	$3,644	$4,348	$5,161	$5,964	$6,499	$6,947	$7,285	$7,606	$7,944	$8,299
% Margin	100%	81%	78%	79%	79%	79%	79%	83%	83%	83%	84%	84%	84%	84%	84%	84%	85%	85%

R&D – JCAR017 & JCARH125	(160)	(194)	(232)	(451)	(235)	(105)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)

R&D – Pipeline	—	—	—	—	(315)	(735)	(420)	(1,120)	(700)	(700)	—	—	—	—	—	—	—	—

SG&A	(212)	(350)	(491)	(584)	(606)	(679)	(752)	(827)	(857)	(888)	(920)	(954)	(988)	(1,025)	(1,062)	(1,101)	(1,142)	(1,184)

EBIT	$(359)	$(466)	$(347)	$(185)	$132	$214	$1,009	$900	$2,049	$2,722	$4,203	$4,973	$5,473	$5,884	$6,185	$6,467	$6,764	$7,076
Other Income (Expense)	(78)	(72)	(105)	(112)	(163)	(67)	(277)	(224)	(465)	(194)	78	350	621	893	1,165	1,436	1,708	1,980

Cash Taxes	—	—	—	—	—	—	—	—	(302)	(784)	(1,327)	(1,650)	(1,889)	(2,101)	(2,278)	(2,450)	(2,626)	(2,807)

Net Income Incl. NOL Adj.[1]	$(438)	$(538)	$(452)	$(296)	$(31)	$147	$732	$676	$1,281	$1,744	$2,954	$3,672	$4,205	$4,676	$5,071	$5,453	$5,846	$6,249
Capex	(35)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)

Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10

Change in Net Working Capital	(1)	(8)	(39)	(60)	(56)	(56)	(61)	(68)	(90)	(83)	(95)	(94)	(63)	(52)	(39)	(37)	(38)	(40)

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the November 7, 2017 Juno Board materials. Includes impact of Tax Attributes.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—January 2018 Projections—Risk-Adjusted Projections—Base Case—January 2018 Projections” on page 44 of this Schedule 14D-9:

Risk-Adjusted Projections – Base Case – January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$12	$162	$732	$1,675	$2,373	$2,919	$3,454	$3,948	$4,487	$4,979	$5,498	$5,990	$6,365	$6,703	$7,021	$7,341	$7,678	$8,033
Cost of Goods Sold	$—	$(42)	$(179)	$(383)	$(530)	$(639)	$(747)	$(711)	$(792)	$(862)	$(937)	$(1,004)	$(1,056)	$(1,103)	$(1,141)	$(1,178)	$(1,217)	$(1,258)
Total Gross Profit	$12	$120	$553	$1,292	$1,844	$2,280	$2,707	$3,237	$3,695	$4,117	$4,561	$4,986	$5,309	$5,600	$5,880	$6,163	$6,461	$6,774
% Margin	100%	74%	76%	77%	78%	78%	78%	82%	82%	83%	83%	83%	83%	84%	84%	84%	84%	84%

R&D – JCAR017 & JCARH125	(152)	(194)	(152)	(166)	(40)	(25)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)

R&D – Pipeline	—	—	—	—	(177)	(219)	(42)	(112)	(70)	(70)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)

SG&A	(207)	(316)	(416)	(473)	(492)	(516)	(541)	(567)	(589)	(612)	(636)	(661)	(687)	(715)	(743)	(773)	(803)	(835)

EBIT	$(347)	$(390)	$(15)	$653	$1,135	$1,520	$2,104	$2,538	$3,016	$3,415	$3,895	$4,295	$4,592	$4,857	$5,108	$5,361	$5,628	$5,910
Other Income (Expense)	(78)	(42)	(104)	(112)	(169)	(98)	(281)	(244)	(506)	(268)	(29)	210	448	687	925	1,164	1,403	1,641

Cash Taxes	—	—	—	(25)	(44)	(286)	(419)	(528)	(577)	(724)	(889)	(1,036)	(1,159)	(1,275)	(1,388)	(1,501)	(1,617)	(1,737)

Net Income Incl. NOL Adj.[1]	$(425)	$(432)	$(119)	$517	$921	$1,136	$1,404	$1,767	$1,933	$2,424	$2,977	$3,469	$3,881	$4,268	$4,646	$5,024	$5,414	$5,814
Capex	(60)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)

Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10

Change in Net Working Capital	(1)	(15)	(58)	(100)	(81)	(73)	(95)	(133)	(159)	(124)	(137)	(130)	(90)	(68)	(48)	(44)	(47)	(49)

Portfolio Unlevered Free Cash Flows[2]	$(401)	$(452)	$(148)	$334	$701	$992	$1,462	$1,729	$2,081	$2,430	$2,784	$3,105	$3,371	$3,592	$3,802	$3,996	$4,195	$4,405
Platform Unlevered Free Cash Flows[3]	$(78)	$(42)	$(104)	$(112)	$(169)	$(98)	$(281)	$(244)	$(506)	$(268)	$(29)	$161	$345	$529	$713	$896	$1,080	$1,264
Tax Shield from EBT Negative Segments[4]	$3	$7	$66	$85	$131	$128	$128	$129	$179	$127	$75	$72	$76	$79	$83	$88	$92	$97
Tax Savings from NOLs[5]	$—	$—	$—	$100	$178	$41	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate. Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis using a tax rate of 23%, which rate was directed by Juno management. Figures shown reflect January 21, 2018 Juno Board materials.
(5)	Tax savings from NOLs represents the cash flows associated with utilization of net operating losses, which was calculated by subtracting forecasted cash taxes paid from forecasted taxes pre-NOL utilization in the years in which there was taxable earnings until Juno fully utilized all forecasted NOLs in year 2023. Figures shown reflect January 21, 2018 Juno Board materials.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—January 2018 Projections–Risk-Adjusted Projections—Upside Case—January 2018 Projections” on page 45 of this Schedule 14D-9:

Risk-Adjusted Projections – Upside Case – January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$16	$293	$1,314	$2,598	$3,603	$4,680	$6,003	$7,519	$9,024	$10,004	$10,520	$10,971	$11,426	$11,904	$12,427	$12,978	$13,557	$14,165
Cost of Goods Sold	$—	$(82)	$(331)	$(602)	$(824)	$(1,054)	$(1,313)	$(1,352)	$(1,582)	$(1,732)	$(1,802)	$(1,859)	$(1,917)	$(1,978)	$(2,041)	$(2,107)	$(2,176)	$(2,248)
Total Gross Profit	$16	$212	$984	$1,996	$2,778	$3,626	$4,690	$6,167	$7,441	$8,272	$8,717	$9,112	$9,509	$9,926	$10,386	$10,870	$11,380	$11,917
% Margin	100%	72%	75%	77%	77%	77%	78%	82%	82%	83%	83%	83%	83%	83%	84%	84%	84%	84%

R&D – JCAR017 & JCARH125	(152)	(194)	(152)	(179)	(40)	(25)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)

R&D – Pipeline	—	—	—	(112)	(289)	(289)	—	—	—	—	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)

SG&A	(207)	(316)	(416)	(473)	(492)	(516)	(541)	(567)	(589)	(612)	(636)	(661)	(687)	(715)	(743)	(773)	(803)	(835)

EBIT	$(343)	$(298)	$415	$1,232	$1,958	$2,795	$4,129	$5,581	$6,833	$7,640	$8,052	$8,422	$8,792	$9,182	$9,614	$10,068	$10,548	$11,053
Other Income (Expense)	(78)	(42)	(104)	(112)	(169)	(98)	(281)	(244)	(506)	(268)	(29)	210	448	687	925	1,164	1,403	1,641

Cash Taxes	—	—	—	(60)	(411)	(620)	(885)	(1,227)	(1,455)	(1,696)	(1,845)	(1,985)	(2,125)	(2,270)	(2,424)	(2,583)	(2,749)	(2,920)

Net Income Incl. NOL Adj.[1]	$(421)	$(340)	$312	$1,060	$1,377	$2,077	$2,963	$4,109	$4,871	$5,677	$6,178	$6,646	$7,115	$7,599	$8,115	$8,649	$9,202	$9,774
Capex	(60)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)

Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10

Change in Net Working Capital	(2)	(28)	(103)	(140)	(120)	(144)	(358)	(545)	(490)	(271)	(96)	(69)	(70)	(73)	(79)	(83)	(87)	(92)

Portfolio Unlevered Free Cash Flows[2]	$(399)	$(375)	$139	$724	$1,270	$1,887	$2,765	$3,673	$4,689	$5,536	$6,025	$6,344	$6,624	$6,918	$7,240	$7,582	$7,942	$8,322
Platform Unlevered Free Cash Flows[3]	$(78)	$(42)	$(104)	$(112)	$(169)	$(98)	$(281)	$(244)	$(506)	$(268)	$(29)	$161	$345	$529	$713	$896	$1,080	$1,264
Tax Shield from EBT Negative Segments[4]	$4	$8	$91	$100	$157	$144	$121	$115	$179	$127	$75	$72	$76	$79	$83	$88	$92	$97
Tax Savings from NOLs[5]	$—	$—	$72	$197	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate. Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis using a tax rate of 23%, which rate was directed by Juno management. Figures shown reflect January 21, 2018 Juno Board materials.
(5)	Tax savings from NOLs represents the cash flows associated with utilization of net operating losses, which was calculated by subtracting forecasted cash taxes paid from forecasted taxes pre-NOL utilization in the years in which there was taxable earnings until Juno fully utilized all forecasted NOLs in year 2021. Figures shown reflect January 21, 2018 Juno Board materials.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—January 2018 Projections—Risk-Adjusted Projections—Downside Case—January 2018 Projections” on page 46 of this Schedule 14D-9:

Risk-Adjusted Projections – Downside Case – January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$10	$67	$332	$848	$1,249	$1,549	$1,804	$2,012	$2,200	$2,367	$2,549	$2,735	$2,866	$3,009	$3,153	$3,301	$3,456	$3,619
Cost of Goods Sold	$—	$(13)	$(73)	$(182)	$(265)	$(325)	$(376)	$(349)	$(377)	$(400)	$(423)	$(447)	$(467)	$(486)	$(503)	$(520)	$(537)	$(556)
Total Gross Profit	$10	$54	$259	$667	$984	$1,223	$1,428	$1,663	$1,823	$1,968	$2,126	$2,288	$2,399	$2,523	$2,650	$2,781	$2,919	$3,063
% Margin	100%	80%	78%	79%	79%	79%	79%	83%	83%	83%	83%	84%	84%	84%	84%	84%	84%	85%

R&D – JCAR017 & JCARH125	(152)	(194)	(152)	(179)	(40)	(25)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)	(20)

R&D – Pipeline	—	—	—	—	(177)	(219)	(42)	(112)	(70)	(70)	—	—	—	—	—	—	—	—

SG&A	(207)	(316)	(416)	(473)	(492)	(516)	(541)	(567)	(589)	(612)	(636)	(661)	(687)	(715)	(743)	(773)	(803)	(835)

EBIT	$(349)	$(456)	$(309)	$15	$275	$463	$826	$964	$1,144	$1,266	$1,470	$1,607	$1,692	$1,789	$1,888	$1,989	$2,096	$2,208
Other Income (Expense)	(78)	(42)	(104)	(112)	(169)	(98)	(281)	(244)	(506)	(268)	(29)	210	448	687	925	1,164	1,403	1,641

Cash Taxes	—	—	—	—	—	(14)	(25)	(33)	(49)	(230)	(331)	(418)	(492)	(569)	(647)	(725)	(805)	(885)

Net Income Incl. NOL Adj.[1]	$(427)	$(498)	$(413)	$(97)	$106	$351	$519	$687	$589	$769	$1,110	$1,399	$1,648	$1,906	$2,166	$2,428	$2,694	$2,964
Capex	(60)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)

Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10

Change in Net Working Capital	(1)	(6)	(27)	(53)	(44)	(39)	(40)	(43)	(53)	(46)	(52)	(52)	(35)	(29)	(21)	(20)	(21)	(22)

Portfolio Unlevered Free Cash Flows[2]	$(402)	$(508)	$(360)	$(128)	$71	$213	$529	$595	$738	$853	$1,001	$1,114	$1,193	$1,269	$1,349	$1,424	$1,501	$1,582
Platform Unlevered Free Cash Flows[3]	$(78)	$(42)	$(104)	$(112)	$(169)	$(98)	$(281)	$(244)	$(506)	$(268)	$(29)	$161	$345	$529	$713	$896	$1,080	$1,264
Tax Shield from EBT Negative Segments[4]	$2	$6	$14	$79	$136	$128	$132	$140	$186	$127	$75	$72	$76	$79	$83	$88	$92	$97
Tax Savings from NOLs[5]	$—	$—	$—	$—	$24	$70	$100	$133	$97	$—	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and related weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(2)	Portfolio unlevered free cash flow calculated as earnings before interest and taxes from named drugs and royalty streams, less taxes at the effective tax rate, less capital expenditures, plus depreciation and amortization and less changes in net working capital. Unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(3)	Platform unlevered free cash flow calculated as return on platform investment net of platform R&D expenses less taxes at the effective tax rate. Platform unlevered free cash flow does not include cash flow associated with Tax Attributes. Figures shown reflect January 21, 2018 Juno Board materials.
(4)	Tax shield from EBT negative segments represents the tax savings resulting from loss bearing product lines; calculated as the difference between tax liability on a product line basis relative to tax liability on a consolidated basis using a tax rate of 23%, which rate was directed by Juno management. Figures shown reflect January 21, 2018 Juno Board materials.
(5)	Tax savings from NOLs represents the cash flows associated with utilization of net operating losses, which was calculated by subtracting forecasted cash taxes paid from forecasted taxes pre-NOL utilization in the years in which there was taxable earnings until Juno fully utilized all forecasted NOLs in year 2026. Figures shown reflect January 21, 2018 Juno Board materials.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—January 2018 Projections—Non-Risk-Adjusted Projections—Base Case—January 2018 Projections” on page 46 of this Schedule 14D-9:

Non-Risk-Adjusted Projections – Base Case – January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$13	$182	$837	$2,086	$3,163	$4,208	$5,665	$8,181	$11,815	$14,785	$18,097	$21,232	$23,394	$25,046	$26,205	$27,279	$28,406	$29,591
Cost of Goods Sold	$—	$(47)	$(203)	$(475)	$(708)	$(920)	$(1,212)	$(1,465)	$(2,044)	$(2,486)	$(2,993)	$(3,451)	$(3,763)	$(4,002)	$(4,152)	$(4,288)	$(4,430)	$(4,577)
Total Gross Profit	$13	$135	$635	$1,610	$2,455	$3,288	$4,453	$6,716	$9,770	$12,299	$15,104	$17,780	$19,631	$21,044	$22,053	$22,990	$23,977	$25,014
% Margin	100%	74%	76%	77%	78%	78%	79%	82%	83%	83%	83%	84%	84%	84%	84%	84%	84%	85%
R&D – JCAR017 & JCARH125	(160)	(220)	(232)	(363)	(235)	(105)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)
R&D – Pipeline	—	—	—	—	(315)	(735)	(420)	(1,120)	(700)	(700)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)
SG&A	(212)	(350)	(491)	(584)	(606)	(679)	(752)	(827)	(857)	(888)	(920)	(954)	(988)	(1,025)	(1,062)	(1,101)	(1,142)	(1,184)
EBIT	$(359)	$(435)	$(88)	$663	$1,299	$1,770	$3,243	$4,731	$8,176	$10,674	$14,108	$16,750	$18,566	$19,943	$20,914	$21,813	$22,758	$23,753
Other Income (Expense)	(78)	(42)	(104)	(112)	(169)	(98)	(281)	(244)	(506)	(268)	(29)	210	448	687	925	1,164	1,403	1,641
Cash Taxes	—	—	—	(25)	(52)	(346)	(681)	(1,032)	(1,764)	(2,393)	(3,238)	(3,901)	(4,373)	(4,745)	(5,023)	(5,285)	(5,557)	(5,841)
Net Income Incl. NOL Adj.[1]	$(436)	$(477)	$(192)	$526	$1,078	$1,326	$2,280	$3,455	$5,905	$8,013	$10,841	$13,059	$14,641	$15,885	$16,817	$17,692	$18,604	$19,554
Capex	(60)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Change in Net Working Capital	(1)	(17)	(66)	(125)	(108)	(105)	(146)	(252)	(363)	(297)	(331)	(313)	(216)	(165)	(116)	(107)	(113)	(118)

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and resulting weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of Tax Attributes.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—January 2018 Projections—Non-Risk-Adjusted Projections—Upside Case—January 2018 Projections” on page 47 of this Schedule 14D-9:

Non-Risk-Adjusted Projections – Upside Case – January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$19	$331	$1,504	$3,261	$4,862	$6,990	$12,680	$23,576	$35,229	$41,803	$44,131	$45,793	$47,498	$49,266	$51,186	$53,203	$55,322	$57,547
Cost of Goods Sold	$—	$(91)	$(375)	$(753)	$(1,115)	$(1,573)	$(2,580)	$(3,982)	$(5,814)	$(6,853)	$(7,199)	$(7,420)	$(7,650)	$(7,890)	$(8,141)	$(8,402)	$(8,675)	$(8,960)
Total Gross Profit	$19	$240	$1,128	$2,508	$3,747	$5,417	$10,100	$19,594	$29,415	$34,950	$36,932	$38,373	$39,848	$41,376	$43,045	$44,801	$46,646	$48,587
% Margin	100%	73%	75%	77%	77%	77%	80%	83%	83%	84%	84%	84%	84%	84%	84%	84%	84%	84%
R&D – JCAR017 & JCARH125	(160)	(220)	(232)	(451)	(235)	(105)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)
R&D – Pipeline	—	—	—	(1,120)	(1,435)	(1,435)	—	—	—	—	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)
SG&A	(212)	(350)	(491)	(584)	(606)	(679)	(752)	(827)	(857)	(888)	(920)	(954)	(988)	(1,025)	(1,062)	(1,101)	(1,142)	(1,184)
EBIT	$(353)	$(330)	$406	$353	$1,470	$3,199	$9,310	$18,729	$28,521	$34,024	$35,935	$37,343	$38,783	$40,275	$41,907	$43,623	$45,428	$47,326
Other Income (Expense)	(78)	(42)	(104)	(112)	(169)	(98)	(281)	(244)	(506)	(268)	(29)	210	448	687	925	1,164	1,403	1,641
Cash Taxes	—	—	—	(11)	(135)	(713)	(2,077)	(4,252)	(6,443)	(7,764)	(8,258)	(8,637)	(9,023)	(9,421)	(9,851)	(10,301)	(10,771)	(11,262)
Net Income Incl. NOL Adj.[1]	$(431)	$(372)	$302	$230	$1,166	$2,388	$6,952	$14,234	$21,571	$25,992	$27,648	$28,916	$30,208	$31,540	$32,981	$34,486	$36,060	$37,705
Capex	(60)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Change in Net Working Capital	(2)	(31)	(117)	(176)	(160)	(213)	(569)	(1,090)	(1,165)	(657)	(233)	(166)	(171)	(177)	(192)	(202)	(212)	(223)

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and resulting weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of Tax Attributes.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing disclosure in the first table and footnotes under the heading “ —Certain Financial Projections—January 2018 Projections—Non-Risk-Adjusted Projections—Downside Case—January 2018 Projections” on page 47 of this Schedule 14D-9:

Non-Risk-Adjusted Projections – Downside Case – January 2018 Projections

(Amounts in Millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Net Sales	$10	$75	$381	$1,040	$1,605	$2,137	$2,716	$3,384	$4,280	$5,102	$6,044	$6,973	$7,595	$8,110	$8,490	$8,848	$9,224	$9,619
Cost of Goods Sold	$—	$(15)	$(83)	$(223)	$(343)	$(452)	$(567)	$(584)	$(726)	$(849)	$(983)	$(1,114)	$(1,208)	$(1,281)	$(1,329)	$(1,373)	$(1,419)	$(1,467)
Total Gross Profit	$10	$60	$298	$817	$1,262	$1,685	$2,149	$2,800	$3,555	$4,253	$5,061	$5,859	$6,388	$6,829	$7,161	$7,475	$7,805	$8,152
% Margin	100%	80%	78%	79%	79%	79%	79%	83%	83%	83%	84%	84%	84%	84%	84%	84%	85%	85%
R&D – JCAR017 & JCARH125	(160)	(220)	(232)	(451)	(235)	(105)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)	(38)
R&D – Pipeline	—	—	—	—	(315)	(735)	(420)	(1,120)	(700)	(700)	—	—	—	—	—	—	—	—
SG&A	(212)	(350)	(491)	(584)	(606)	(679)	(752)	(827)	(857)	(888)	(920)	(954)	(988)	(1,025)	(1,062)	(1,101)	(1,142)	(1,184)
EBIT	$(362)	$(511)	$(425)	$(218)	$105	$166	$938	$815	$1,960	$2,628	$4,103	$4,867	$5,361	$5,766	$6,061	$6,335	$6,625	$6,929
Other Income (Expense)	(78)	(42)	(104)	(112)	(169)	(98)	(281)	(244)	(506)	(268)	(29)	210	448	687	925	1,164	1,403	1,641
Cash Taxes	—	—	—	—	—	—	(30)	(26)	(67)	(518)	(937)	(1,168)	(1,336)	(1,484)	(1,607)	(1,725)	(1,846)	(1,971)
Net Income Incl. NOL Adj.[1]	$(439)	$(553)	$(529)	$(330)	$(64)	$68	$627	$545	$1,387	$1,842	$3,137	$3,909	$4,473	$4,969	$5,379	$5,774	$6,181	$6,599
Capex	(60)	(50)	(20)	(20)	(10)	(10)	(10)	(30)	(30)	(20)	(20)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
Depreciation and Amortization	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10
Change in Net Working Capital	(1)	(6)	(31)	(66)	(56)	(53)	(58)	(67)	(90)	(82)	(94)	(93)	(62)	(51)	(38)	(36)	(38)	(39)

(1)	Net income including NOL adjustment includes tax-effected annual platform R&D expense and tax-effected platform R&D return, with such return based on the market data inputs and resulting weighted average cost of capital assumptions assumed in the January 21, 2018 Juno Board materials. Includes impact of Tax Attributes.

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined text to the existing disclosure in the third sentence of the final paragraph starting on page 48 and carrying over to page 49 of this Schedule 14D-9 under the heading “ —Opinion of Juno’s Financial Advisor”:

Morgan Stanley did not perform certain analyses that it would customarily prepare in connection with a fairness opinion because such analyses are not meaningful as a result of the extraordinary circumstances of Juno, including, but not limited to, the fact that none of Juno’s product candidates have yet been commercialized.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by deleting the following strikethrough text and adding the following bolded and underlined text to the existing disclosure in the fifth sentence of the second full paragraph on page 50 of this Schedule 14D-9 under the heading “ —Opinion of Juno’s Financial Advisor—Discounted Cash Flow Analysis”:

The perpetuity growth rate applied in each case was selected by Juno’s management based on management’s judgment of a number of factors, including the contemplated life of Juno’s intellectual property, the other barriers to entry in Juno’s industry and the probability of new technologies, though no factor was accorded a specific weight ~~the application of the professional judgment and experience of Juno’s management~~.

Item 4 of this Schedule 14D-9 is hereby amended and restated by deleting in their entirety the seventh and eighth sentences of the existing disclosure in the second full paragraph on page 50 of this Schedule 14D-9 under the heading “ —Opinion of Juno’s Financial Advisor—Discounted Cash Flow Analysis” and substituting the following language:

Morgan Stanley then discounted the unlevered free cash flows, terminal values and Tax Attributes to their present values as of December 31, 2017 using the mid-year discount convention and a range of discount rates. The range of discount rates used by Morgan Stanley was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect Juno’s estimated weighted average cost of capital and cost of equity, which estimates were derived by application of the capital asset pricing model. The cost of equity range used by Morgan Stanley in calculating Juno’s weighted average cost of capital was 13.4% to 15.4% and was based on an assumed beta as well as certain financial metrics for the financial markets generally. Further, the post-tax cost of debt used by Morgan Stanley in calculating Juno’s weighted average cost of capital was 3.5% and was based on Juno’s cost of long term debt as well as an assumed tax rate. The weighted average cost of capital range used by Morgan Stanley was 13.4% to 15.4% and based on the aforementioned cost of equity and cost of debt as well as the Company’s capital structure.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the following sentences after the twelfth sentence of the existing disclosure in the second full paragraph on page 50:

The percentage ownership retained by current stockholders after including the dilutive impact resulting from future common equity issuances was 96%, 89% and 98% for the Base Case, Downside Case and Upside Case, respectively, in such cases where the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right to purchase up to 19.99% of outstanding Shares in 2019 is excluded and the mid-point weighted average cost of capital and cost of equity are utilized. The percentage ownership retained by current stockholders after including the dilutive impact resulting from future common equity issuances was 89%, 87% and 89% for the Base Case, Downside Case and Upside Case, respectively, in such cases where the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right to purchase up to 19.99% of outstanding Shares in 2019 is included and the mid-point weighted average cost of capital and cost of equity are utilized.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the following bolded and underlined disclosure to the existing table after the third paragraph under the heading “ —Opinion of Juno’s Financial Advisor—Discounted Cash Flow Analysis” on page 51 of this Schedule 14D-9:

Projections Scenario	Implied Value Per Share	Implied Equity Value to Existing Holders of Shares ($B)	Implied Gross Equity Value ($B)	Implied Aggregate Value ($B)
Base Case	$79–97	$10–12	$10–13	$9–12

Downside Case	$33–40	$4–5	$5	$3–4

Upside Case	$148–183	$19–23	$19–24	$19–23

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the following bolded and underlined disclosure to the existing table after the fourth paragraph under the heading “ —Opinion of Juno’s Financial Advisor—Discounted Cash Flow Analysis” on page 51 of this Schedule 14D-9:

Projections Scenario	Implied Value Per Share	Implied Equity Value to Existing Holders of Shares ($B)	Implied Gross Equity Value ($B)	Implied Aggregate Value ($B)
Base Case	$78–95	$10–12	$11–14	$9–12

Downside Case	$36–42	$4–5	$5–6	$3–4

Upside Case	$140–172	$18–22	$20–25	$19–23

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last table on page 51 of this Schedule 14D-9 under the heading “ —Opinion of Juno’s Financial Advisor—Discounted Cash Flow Analysis”:

Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis

For reference only, and not as a component of its fairness analysis, Morgan Stanley used the Risk-Adjusted Projections contained in the January 2018 Projections to perform an illustrative sum-of-the-parts discounted cash flow analysis of Juno, on a component-by-component basis, to calculate the midpoint value of the implied equity value of Juno to existing holders of Shares and the midpoint value of the related implied equity value per Share. A sum-of-the-parts discounted cash flow analysis is designed to imply the value of a company in its entirety based on the separate valuation of core components of Juno’s business. For purposes of its illustrative sum-of-the-parts discounted cash flow analysis, Morgan Stanley relied on the Risk-Adjusted Projections contained in the January 2018 Projections, and included the impact of the potential exercise by Celgene in 2019 of its First Acquisition Right to purchase up to 19.99% of outstanding Shares in 2019, to calculate the present value of each of the following components: (i) each of Juno’s existing clinical products, (ii) revenues from certain license and royalty agreements, (iii) Juno’s portfolio of existing pipeline products, (iv) Juno’s general and administrative and other expenses, (v) Tax Attributes, (vi) the terminal value of Juno’s portfolio of existing clinical and existing pipeline products and (vii) the value of Juno’s Platform R&D, including both the value of the forecasted unlevered free cash flow and the associated terminal value. For purposes of its analysis, Morgan Stanley used a discount rate of 14.4%, which is the midpoint of the range of discount rates used in Morgan Stanley’s primary discounted cash flow analyses, and a perpetuity growth rate of negative 5%, which rate was selected based on the application of the professional judgment and experience of Juno’s management. Morgan Stanley calculated the implied gross equity value of Juno by adding together the present values of the components and adjusting such aggregate value for net debt or net cash, which includes the present value of cash proceeds resulting from future common equity issuances, if applicable, and making certain other adjustments, in each case, relying on the Risk-Adjusted Projections contained in the January 2018 Projections. To calculate the implied equity value of Juno to existing holders of Shares, Morgan Stanley then multiplied the gross equity value of Juno by the percentage ownership retained by current stockholders after including the dilutive impact, if any, resulting from future common equity issuances to calculate the implied equity value of Juno to existing holders of Shares. The percentage ownership retained by current stockholders after including the dilutive impact resulting from future common equity issuances was 89%, 87% and 89% for the Base Case, Downside Case and Upside Case, respectively. To calculate the implied equity value per Share, Morgan Stanley divided the implied equity value of Juno to existing holders of Shares by the number of fully diluted Shares outstanding, as calculated under the treasury stock method and based on such implied equity value and using Juno’s basic shares outstanding and dilutive securities schedule as of January 19, 2018. Morgan Stanley performed the analysis described above for each of the three Risk-Adjusted Projections contained in the January 2018 Projections and obtained the following implied equity values per Share and implied equity values of Juno, as of December 31, 2017:

Projections Scenario	Implied Value Per Share	Implied Equity Value to Existing Holders of Shares ($B)	Implied Gross Equity Value ($B)	Implied Aggregate Value ($B)
Base Case	$86	$10.8	$12.2	$10.4
Downside Case	$39	$4.7	$5.4	$3.3
Upside Case	$155	$19.8	$22.4	$20.8

Item 4 of this Schedule 14D-9 is hereby amended and restated by adding the following bolded and underlined disclosure to the existing table after the first paragraph under the heading “ —Opinion of Juno’s Financial Advisor—Premiums Paid Analysis” on page 52 of this Schedule 14D-9:

Date Announced	Target	Acquiror	Lead Product	Aggregate Price ($B)	Premium to Unaffected Price
08/28/17	Kite Pharma, Inc.	Gilead Sciences, Inc.	Axi-Cel (KTE-19)	11.1	29%

01/09/17	Ariad Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Ltd	Iclusig / Brigatinib	5.2	75%

08/22/16	Medivation, Inc.	Pfizer Inc.	XTANDI	14.0	109%

05/16/16	Anacor Pharmaceuticals, Inc.	Pfizer Inc.	Crisaborole	5.2	55%

11/02/15	Dyax Corp.	Shire plc	DX-2930	6.5	35%

07/14/15	Receptos, Inc.	Celgene Corp.	Ozanimod	7.2	41%

05/06/15	Synageva BioPharma Corp.	Alexion Pharmaceuticals, Inc.	Sebelipase Alfa	8.4	136%

02/23/15	Salix Pharmaceuticals, Inc.	Valeant Pharmaceuticals International, Inc.	Xifaxan 550	15.8	23%

01/11/15	NPS Pharmaceuticals, Inc.	Shire plc	Gattex/Revestive	5.2	51%

12/08/14	Cubist Pharmaceuticals, Inc.	Merck & Co., Inc.	CUBICIN	9.5	37%

08/24/14	InterMune, Inc.	Roche Holding AG	Esbriet	8.0	63%

04/07/14	Questcor Pharmaceuticals, Inc.	Mallinckrodt plc	H.P. Acthar Gel	5.6	27%

08/25/13	Onyx Pharmaceuticals, Inc.	Amgen Inc.	Kyprolis	9.7	44%

07/29/13	Elan Corporation, plc	Perrigo Company plc	Tysabri	6.7	56%

06/29/12	Amylin Pharmaceuticals Inc.	Bristol-Myers Squibb Co. / AstraZeneca plc	GLP-1 Agonists	6.9	101%

11/21/11	Pharmasset, Inc.	Gilead Sciences Inc.	PSI-7977	11.1	89%

05/02/11	Cephalon, Inc.	Teva Pharmaceutical Industries Ltd.	Multiple	6.8	39%

02/16/11	Genzyme Corp.	Sanofi-Aventis SA	Multiple	19.8	48%

25th Percentile					37%
50th Percentile					50%
75th Percentile					78%
Average of Top Quartile					97%

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by replacing the existing contents with the following under the heading “ —Legal Proceedings” on page 64 of this Schedule 14D-9:

On February 13, 2018, an alleged stockholder of Juno filed a purported class action lawsuit against Juno, its directors, Celgene and Purchaser in the United States District Court for the Western District of Washington, captioned Amardeep Sembhi v. Juno Therapeutics, Inc., et al., Case No. 2:18-cv-00229-JCC (the “Sembhi Action”). The complaint alleges that all defendants, including Celgene and Purchaser, violated Section 14(e) of the Exchange Act because this Schedule 14D-9 is materially deficient, and alleges that Juno’s directors breached their fiduciary duties and violated Section 20(a) of the Exchange Act by (a) selling Juno to Celgene in an unfair process for an unfair price and (b) filing a materially deficient Schedule 14D-9. The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transaction or (ii) rescissory damages or rescission in the event the Transaction is consummated.

On February 16, 2018, an alleged stockholder of Juno filed a purported class action lawsuit against Juno and its directors in the United States District Court for the District of Delaware, captioned Robert Piloco v. Juno Therapeutics, Inc., et al., Case No. 1:18-cv-00280-UNA (the “Piloco Action” and, together with the Sembhi Action, the “Actions”). The complaint alleges that defendants violated Sections 14(d) and 14(e) of the Exchange Act because this Schedule 14D-9 is materially deficient, and alleges that Juno’s directors violated Section 20(a) of the Exchange Act by causing Juno to file a materially deficient Schedule 14D-9. The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transaction or (ii) rescissory damages or rescission in the event the Transaction is consummated. On February 16, 2018, plaintiff in the Piloco Action also filed a Motion for Preliminary Injunction.

On February 20, 2018, Juno and the plaintiffs in the Actions entered into a memorandum of understanding in which the plaintiffs agreed to dismiss their claims with prejudice, and to dismiss claims asserted on behalf of the putative class without prejudice, in return for Juno’s agreement to make the supplemental disclosures set forth herein. Juno believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk of the Actions delaying or adversely affecting the Transaction and to minimize the expense of defending the Actions, Juno has agreed, pursuant to the terms of the memorandum of understanding, to make certain supplemental disclosures related to the proposed Transaction, all of which are set forth below and should be read in conjunction with this Schedule 14D-9.

The memorandum of understanding will not affect the amount of the consideration that Juno’s stockholders are entitled to receive in the Transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2018	Juno Therapeutics, Inc.

	By:	/s/ Bernard J. Cassidy
	Name:	Bernard J. Cassidy
	Title:	General Counsel and Corporate Secretary